May 26, 2010

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”) (File Nos. 333-59093; 811-08879)

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally by Ms. Rebecca Marquigny of the staff on April 9 and 16, 2010, relating to Post-Effective Amendment No. 25 to the Trust’s registration statement, which was filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 26, 2010 (Accession no. 0000745544-10-000291).

For the staff’s convenience, its comments are restated below, followed by the Trust’s responses.  Comments indicated below to have been “accepted” have been addressed in Post-Effective Amendment No. 26 to the Trust’s registration statement, which was filed with the Commission pursuant to Rule 485(b) under the Securities Act on April 30, 2010.  A courtesy copy of the Initial Class and Service Class prospectuses and the combined statement of additional information contained in Post Effective Amendment No. 26, each marked to show changes from those contained in Post Effective Amendment No. 25, has been sent to Ms. Marquigny.

Prospectuses (Initial Class and Service Class):

General Comments to Fund Summaries

1.	Comment: Please delete the second sentence in the preamble to the expense table as it is neither permitted nor required by Form N-1A. Please also condense the remaining disclosure.

Response:                     Accepted.

2.
Comment:                     With respect to the expense table, if a fee waiver does not, or is not expected in the coming year to have an actual effect of lowering expenses, please remove the “Fee Waiver and Expense Reimbursement” and “Net Annual Fund Operating Expenses” line items and the related footnote.

15638878.9
US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

U.S. Securities and Exchange
Commission
May 26, 2010

Response:                     Accepted. The “Fee Waiver and Expense Reimbursement” line item has been removed from the expense tables for SC Goldman Sachs Mid Cap Value Fund, SC Goldman Sachs Short Duration Fund, and SC PIMCO High Yield Fund.  The expense limitation agreements with respect to all of the other funds are expected to have the effect of lowering fees in the coming year.

3.
Comment:                      With respect to the expense table, if the expense limitation agreement would permit later recoupment of waived fees, please change the line item from “Fee Waiver and Expense Reimbursement” to “Fee and Expense Reimbursement.”

Response:                     Accepted.

4.
Comment:                      With respect to the second footnote to the expense table, please identify who can terminate the expense limitation agreement and under what circumstances, per Instruction 3(e) to Item 3 of Form N-1A.

Response:                     Due to the requirements of its notice provision the expense limitation cannot be terminated prior to April 30, 2011 (the period specified in the prospectuses).  Thus, it will remain in effect for at least the duration of the May 1, 2010 prospectuses.  Accordingly, and consistent with the approach taken to a possible later termination in comment 26 below, no additional disclosure has been added in response to this comment.

5.
Comment:                      Please confirm supplementally that acquired fund fees and expenses are less than 0.01% for any fund that can invest in underlying funds but does not have an Acquired Fund Fees and Expenses line item in the fund’s expense table.  Otherwise, please add the line item to the expense table.

Response:                     Confirmed.

6.	Comment: With respect to the preamble to the expense example, please delete the following disclosure:

“and reinvestment of all dividends and distributions.

The estimated costs in Year 1 are calculated based on the fund’s contractual expense limitation.  The fund’s contractual expense limitation has the effect of limiting its expenses to the amount shown as “Net Annual Fund Operating Expenses” in the table.  For subsequent years, the fund’s operating expenses are calculated based on its “Total Annual Fund Operating Expenses” as shown in the table above, but without regard to any fee waiver or expense limitation.

Therefore, the annual estimated costs used in Year 2 and later are equal to or higher than the costs used in Year 1.”

U.S. Securities and Exchange
Commission
May 26, 2010

Response:                     Accepted.

7.
Comment:                      With respect to the preamble to the expense example, please add disclosure stating that the example does not reflect the separate account fees charged in the variable annuity and variable life insurance products through which the fund is offered and if it did the costs would be higher.

Response:                     Accepted.

8.
Comment:                      Please revise the Portfolio Turnover disclosure to correspond to the language provided in Item 3 of Form N-1A.  Given that the funds are variable products funds, the following language may be deleted – “and may result in higher taxes when Fund shares are held in a taxable account.”

Response:                     Accepted.

9.
Comment:                      If a fund had portfolio turnover over 100% in 2009, please include disclosure regarding high turnover in the fund’s Key Investments and Strategies section and include corresponding risk disclosure in the fund’s Principal Risks section unless this level of turnover was due to an extraordinary event.  If the turnover was due to an extraordinary event, please instead supplementally describe the event and state that high turnover is not a principal strategy of the fund.

Response:                     Accepted.  The requested portfolio turnover disclosure has been added to the “Key Investments and Strategies” section and the “Principal Risks” section for the following funds:  SC Goldman Sachs Mid Cap Value Fund, SC Oppenheimer Large Cap Core Fund, SC Oppenheimer Main Street Small Cap Fund, and SC BlackRock Inflation Protected Bond Fund.

In the case of SC Columbia Small Cap Value Fund, SC Invesco Small Cap Growth Fund, SC WMC Large Cap Growth Fund, SC WMC Blue Chip Mid Cap Fund, SC Goldman Sachs Short Duration Fund, SC PIMCO High Yield Fund, SC PIMCO Total Return Fund and Sun Capital Global Real Estate Fund, high turnover is not considered a principal strategy.  Therefore, in the case of these funds disclosure has been added to the SAI in response to Form N-1A Item 16(f) explaining the reasons for the 2009 turnover rate.

10.	Comment: Please change the heading “Key Investments and Strategies” to “Principal Investments and Strategies.”

Response:                     Accepted.

U.S. Securities and Exchange
Commission
May 26, 2010

11.
Comment:                      For any fund that invests in derivatives and that has an investment policy of investing at least 80% of its net assets in certain securities, please include in the Key Investments and Strategies section whether derivatives count towards the 80%.  If another percentage appears in the Key Investments and Strategies section and the fund can invest in derivatives, again please indicate whether derivatives count toward that percentage.

Response:                     Accepted.  A statement addressing this issue with respect to all relevant funds has been added to the discussion of “Derivatives contracts” under “More About the Funds’ Investments.”

12.
Comment:                      If a fund has a 60 day notice provision related to an investment policy of investing at least 80% of the fund’s net assets in certain securities, please include disclosure regarding the notice provision in the disclosure responding to Item 9 of Form  N-1A rather than in the disclosure responding to Item 4 of Form N-1A.

Response:                     Accepted.  With respect to all funds having an 80% policy, a single statement applicable to all such funds relating to the shareholder notice requirement has been added in a section captioned “Notice of changes to fund policy” under “More About the Funds’ Investments,” together with a statement of which funds have such an 80% policy.

13.
Comment:                      If the funds are not actually sold through an insured depositary institution, please remove the following sentence from each fund’s Principal Risks section – “An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”  However, please retain this sentence and the sentence that follows in the Fund Summary for Sun Capital Money Market Fund.

Response:                     Accepted.  The language has been removed with respect to all funds except Sun Capital Money Market Fund.

14.	Comment: With respect to the preamble to each fund’s performance section, please delete the second sentence in the first paragraph.

Response:                     Accepted.

15.
Comment:                      Please delete the sentence below each bar chart that begins “The bar chart shows the performance for…”  On the horizontal X axis to the bar chart, please add the following parenthetical under the years – “(full calendar years since [year or inception date]).”

Response:                     Accepted.

U.S. Securities and Exchange
Commission
May 26, 2010

16.
Comment:                      Please delete the paragraph below the average annual total returns table.  If a fund has a secondary index, please include a brief description in the preamble to the fund’s performance section that describes why the secondary index is relevant.

Response:                     Accepted.

17.	Comment: With respect to the Portfolio Management section, in the Title column please state with which specific entity the title is held.

Response:                     Accepted.

18.	Comment: Please either remove the Purchase and Sale of Fund Shares section or only include the relevant information from Item 6(a) and 6(b) of Form N-1A.

Response:                     Accepted.  The section has been removed.

19.
Comment:                      With respect to the Payments to Broker-Dealers and Other Financial Intermediaries section, please include a reference to broker-dealers and include disclosure regarding conflicts of interest.  Please remove this section if a fund’s related companies do not pay financial intermediaries.

Response:                     Accepted.  The section has been revised as requested.

Fund Summary – SC Ibbotson Balanced Fund, SC Ibbotson Growth Fund and SC Ibbotson Moderate Fund

20.	Comment: Please include the fund’s portfolio turnover rate in the Portfolio Turnover section.

Response:                     Accepted.

21.	Comment: With respect to the first paragraph of the Key Investments and Strategies section, please remove the cross reference to Appendix A.

Response:                     Accepted.

22.	Comment: With respect to the first paragraph of the How Investments Are Selected section, please use plain English to describe regression and attribution analyses.

Response:                     Accepted.

23.	Comment: The last paragraph of the How Investments Are Selected section includes the following statement – “However, it is anticipated that underlying funds managed by

U.S. Securities and Exchange
Commission
May 26, 2010

the adviser or its affiliates will at all times represent a significant portion of the fund’s investments.”  Please clarify the term “significant.”

Response:                     Accepted.  The phrase “a significant” has been replaced by “the primary.”

24.
Comment:                      With respect to the “Funds of funds structure and layering of fees” risk, please move the first three sentences in the first paragraph and the last sentence of the second paragraph to the Key Investments and Strategies section.

Response:                     Accepted.  A modified version of this disclosure now appears under “Principal Investments and Strategies.”

25.
Comment:                      With respect to the SC Ibbotson Growth Fund, please confirm supplementally whether the 0% to 50% ranges for Sun Capital Investment Grade Bond Fund, SC Goldman Sachs Short Duration Fund and SC PIMCO Total Return Fund, which appear in the chart that provides the names of the underlying funds and the percentage of fund holdings, are accurate.

Response:                     These references have been changed to 30%.

Fund Summary – SC AllianceBernstein International Value Fund

26.
Comment:                      Please change the last sentence of the footnote to the expense table to be the following – “The adviser has contractually agreed to maintain the expense limit until at least April 30, 2011.”  There is no need to mention the possible later termination date (i.e. two years following a substitution transaction) as that date would not be discernable to the reader and in any event would be after the expiration date of the May 1, 2010 prospectuses.

Response:                     Accepted.  A modified version of this disclosure now appears in the footnote.

27.
Comment:                      With respect to the second paragraph of the Key Investments and Strategies section, please confirm supplementally that short positions are not significant enough so that they should be included in a parenthetical to the Other Expenses line item of the expense table.

Response:                     Confirmed.

28.
Comment:                      Please confirm supplementally that the fund’s expense table should not include the Acquired Fund Fees and Expenses line item given that there is a reference to exchange-traded funds (“ETFs”) in the second paragraph of the Key Investments and Strategies section.

U.S. Securities and Exchange
Commission
May 26, 2010

Response:                     Confirmed.

29.
Comment:                      The second paragraph of the Key Investments and Strategies section includes a reference to “local access products” and provides examples of these products.  Please explain what local access products are in more plain English, including as to the examples.

Response:                     Accepted.

30.	Comment: Please use plain English to describe the last sentence of the fourth paragraph of the How Investments Are Selected section.

Response:                     Accepted.

31.
Comment:                      In the Principal Risks section, please either include risks regarding initial public offerings (“IPOs”), real estate investment trusts (“REITs”), ETFs, derivatives and convertible securities or delete the references to them as included in the Key Investments and Strategies section.

Response:                     Accepted in part. Risk factors regarding derivatives (including potential disproportionate impact on returns, illiquidity, valuation difficulties, leverage and counterparty risk) and REITs have been added.  References to IPOs, convertible securities and ETFs have been deleted, as these are not considered principal investments or strategies.

Fund Summary – SC Columbia Small Cap Value Fund

32.
Comment:                      With respect to the third paragraph of the Key Investments and Strategies section, please include a discussion in the disclosure responding to Item 9 of Form N-1A that explains:  (i) the criteria for how the subadviser sets its price target; and (ii) what the “other reasons” are for selling a security.

Response:                     Accepted.

Fund Summary – SC Davis Venture Value Fund

33.	Comment: In the How Investments Are Selected section, please use plain English to describe “Intelligent application of capital” and “Non-obsolescent products/services.”

Response:                     Accepted.

U.S. Securities and Exchange
Commission
May 26, 2010

34.
Comment:                      With respect to the last sentence of the How Investments Are Selected section, please include a discussion in the disclosure responding to Item 9 of Form N-1A that explains based on what criteria a security is no longer attractive.

Response:                     Accepted.

35.	Comment: Please include the dollar capitalization range for large capitalization stocks in the third bullet in the Principal Risks section.

Response:                     Accepted.  The “Principal Investments and Strategies” section now clarifies that the fund considers large capitalization companies to be those having market capitalizations of at least $10 billion.

36.
Comment:                      Please move the following sentence from the Principal Risks section to the Key Investments and Strategies section – “The fund historically has invested a significant portion of its assets in the financial services sector.”

Response:                     Accepted.

Fund Summary – SC Goldman Sachs Mid Cap Value Fund

37.
Comment:                      With respect to the first bullet of the How Investments Are Selected section, please include a discussion in the disclosure responding to Item 9 of Form N-1A that explains how the subadviser chooses between stocks that have met all of the criteria.

Response:                     Accepted.  The second bullet has been modified to explain how the subadviser chooses among stocks that meet the criteria.

Fund Summary – SC Invesco Small Cap Growth Fund

38.
Comment:                      With respect to the first sentence of the How Investments Are Selected section, please include a discussion in the disclosure responding to Item 9 of Form N-1A that explains how companies are identified.

Response:                     The Trust submits that the three-bullet paragraph that follows this sentence provides this explanation.  To make this more clear the phrase “as further described below” has been added to the end of the sentence.

39.
Comment:                      With respect to the first and second bullets in the How Investments Are Selected section, please include a discussion in the disclosure responding to Item 9 of Form N-1A that explains what makes an industry attractive and securities attractively valued.

Response:                     Accepted.

U.S. Securities and Exchange
Commission
May 26, 2010

40.
Comment:                      In the Principal Risks section, please include disclosure regarding the risks related to foreign currency, derivatives, and government securities.  Please also consider including disclosure regarding the risks related to convertible securities, American Depositary Receipts (“ADRs”) and money market funds.

Response:                     Accepted in part.  Risk factors have been added concerning foreign securities and foreign currencies, ADRs and convertible securities.  U.S. Government securities and money market instruments are mentioned in the disclosure merely as examples of instruments the fund may acquire from time to time when the fund’s subadviser feels the fund should not be fully invested in equity securities and are not part of its principal focus.  If held, these investments would be made to avoid or reduce risk.  Accordingly, no risk factors concerning these investments have been added.

Derivatives may be used in the Fund’s portfolio, and to the extent used, could be counted toward the Fund’s 80% policy.  However, the Fund’s use of derivatives is not expected to be extensive enough that the subadviser would consider them to be a principal investment or strategy.  As a result no related principal risk as to derivatives has been added.

Fund Summary – SC Lord Abbett Growth & Income Fund

41.
Comment:                      With respect to the first bullet in the How Investments Are Selected section, please provide a summary statement regarding the criteria that informs the subadviser that the company is selling at a reasonable price in relation to its potential value.

Response:                     Accepted.

42.
Comment:                      With respect to the second bullet in the How Investments Are Selected section, please provide a summary statement regarding the criteria that informs the subadviser that the company is underpriced.

Response:                     The reference to underpriced has been deleted.

43.
Comment:                      In the Key Investments and Strategies section, please either provide disclosure regarding the subadviser’s strategy with respect to allocating between domestic and foreign securities or include a percentage limit on foreign securities.

Response:                     Accepted.  The second sentence of the second paragraph of this section now states a 10% limit on securities issued by foreign companies that primarily are traded outside the U.S.

U.S. Securities and Exchange
Commission
May 26, 2010

Fund Summary – SC Oppenheimer Large Cap Core Fund

44.
Comment:                      Please either clarify whether the following sentence in the Key Investments and Strategies section is subject to the fund’s policy of investing at least 80% of its net assets in securities of large capitalization companies or reconcile the two statements – “These U.S. and foreign companies in which the fund invests may be of any size.”

Response:                     Accepted.  The sentence now reads:  “These U.S. and foreign companies in which the fund invests may be of any size, subject to the fund’s overall policy of investing at least 80% of its net assets in securities of large capitalization companies.”

Fund Summary – SC WMC Blue Chip Mid Cap Fund

45.	Comment: With respect to the last paragraph of the How Investments Are Selected section, please provide disclosure regarding the criteria for fundamental attractiveness.

Response:                     The disclosure has been revised to eliminate this terminology.

Fund Summary – Sun Capital Investment Grade Bond Fund

46.	Comment: In the Credit Quality section of the Key Investments and Strategies section, please identify who determines that unrated bonds are of equivalent quality.

Response:                     Accepted.  The relevant portion of the sentence now reads:  “…unrated bonds of equivalent quality as determined by the adviser.”

47.
Comment:                      In the Duration Target section of the Key Investments and Strategies section, please include disclosure regarding the actual effective duration measurement for Barclays Capital U.S. Aggregate Bond Index as of an appropriate date.

Response:                     Accepted.  Consistent with the date references of other, similar metrics elsewhere in the prospectuses, the effective duration of the Barclays Capital U.S. Aggregate Bond Index , as of December 31, 2009, has been added .

48.	Comment: With respect to the second bullet of the How Investments Are Selected section, please include disclosure regarding the sectors. In responding, you may provide examples.

Response:                     Accepted.

49.	Comment: With respect to the second bullet of the Principal Risks section, please include the risks related to junk bonds as a separate risk.

U.S. Securities and Exchange
Commission
May 26, 2010

Response:                     Accepted.

50.	Comment: With respect to the fifth bullet of the Principal Risks section, please include additional disclosure regarding the specific risks associated with investments in emerging markets.

Response:                     Accepted.

Fund Summary – Sun Capital Money Market Fund

51.	Comment: In the Minimum Credit Quality section of the Key Investments and Strategies section, please include the name of the rating agency.

Response:                     Accepted.

52.	Comment: In the Credit Quality section of the Key Investments and Strategies section, please identify who determines that unrated bonds are of equivalent quality.

Response:                     Accepted.  The relevant portion of the sentence now reads: “…or, if unrated, determined to be of equivalent quality by the adviser.”

53.
Comment:                      In the Principal Risks section, please either include risks regarding mortgage-backed securities (“MBS”), asset-backed securities (“ABS”), foreign investments and repurchase agreements or provide an explanation why including such risk is not appropriate.

Response:                     Accepted.  Risk disclosure concerning ABS has been added.  MBS have been deleted from the “Principal Investments and Strategies” section.  A risk factor on foreign investments already appears (third bullet).  No separate risk factor on repurchase agreements has been added as the Trust respectfully submits that the risk factors already address risks to which repurchase agreements may be subject.

54.
Comment:                      Item 4(b)(2)(iii) states that the fund may provide its 7-day yield or a toll-free number that investors may use to obtain the fund’s current 7-day yield.  Please confirm supplementally whether the fund will be providing its 7-day yield in the prospectus.

Response:                     The fund has not elected to provide its 7-day yield.

Fund Summary – SC BlackRock Inflation Protected Bond Fund

55.	Comment: With respect to the reference to a comparable inflation index in the last sentence of the first paragraph of the Key Investments and Strategies section, please

U.S. Securities and Exchange
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May 26, 2010

clarify whether the index is pegged to the foreign government’s economy or the U.S. economy.

Response:                     Accepted.

56.
Comment:                      Please provide additional disclosure in the Key Investments and Strategies section regarding whether foreign TIPS equivalents are denominated in foreign currency, and provide additional detail in the seventh bullet of the Principal Risks section.

Response:                     The Principal Investments and Strategies disclosure already provides that: (i) the Fund normally invests up to 80% of its net assets in inflation indexed bonds and that these may be issued by U.S. or non-U.S. governments, agencies and instrumentalities or U.S and non U.S. corporations; and (ii) the Fund may invest up to 20% of its net assets in securities denominated in foreign currencies.  Further, the Principal Risks disclosure already includes various separate principal risk factors for: (i) inflation indexed bonds, (ii) foreign securities; and (iii) foreign currencies.  The Trust respectfully submits that it is neither necessary, nor conducive to “clear and concise” disclosure as called for in Form N-1A General Instruction 3.C (3)(c)(i), specifically to describe each possible combination of the various features of the instruments in which the Fund invests (e.g. inflation indexed securities, issued by a foreign government, denominated in U.S. dollars, as well as, inflation indexed securities, issued by a foreign corporation, denominated in the local foreign currency, and so on in the various other possible combinations)) when each of these features has been described separately.  For the same reason, the Trust respectfully submits that, having separately described the risks of each of these features (inflation indexed, foreign issuer, foreign currency), it is neither necessary, nor helpful to the investor, also to provide multiple additional risk factors discussing these same risks again, only in combination.

57.
Comment:                      The fourth paragraph of the Key Investments and Strategies section provides that the fund may invest in certain derivatives.  Please clarify that derivatives do not count towards the fund’s policy of normally investing at least 80% of its net assets in inflation-indexed bonds.

Response:                     The Trust respectfully submits that the comment is inconsistent with a published Commission position.

Specifically, in the Commission release issued in connection with the adoption of Rule 35d-1 the Commission stated:

The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed

U.S. Securities and Exchange
Commission
May 26, 2010

rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

(emphasis added)

Footnote 13 to SEC Release No. IC-24828; File No. S7-11-97.  Further, similar inflation protected funds either implicitly or explicitly take this position.  The Trust will clarify, however, as the staff has requested with respect to the other funds, that such instruments are counted toward the 80% policy.

58.	Comment: Please clarify in the fifth paragraph of the Key Investments and Strategies section whether high yield securities may be in default when purchased.

Response:                     Accepted.

59.	Comment: Please include disclosure in the Key Investments and Strategies section stating that the fund is non-diversified.

Response:                     Accepted.

60.	Comment: Please include disclosure in the Key Investments and Strategies section regarding the fund’s strategy with respect to investing in gold.

Response:                     The fund does not have a principal strategy with respect to investing in gold.  Instruction 3 to Form N-1A Item 9 provides that a negative strategy is not a principal strategy.  Accordingly, no change has been made in response to this comment.

61.
Comment:                      Please include disclosure in the Key Investments and Strategies section regarding whether the subadviser selects bonds that respond to inflation and deflation.  If the subadviser selects bonds that respond to deflation, please include disclosure in the Principal Risks section regarding the risks of deflation.

Response:                     All fixed income securities may be considered to respond to deflation.  The Trust interprets this comment as requesting additional disclosure regarding a strategy of investing in securities specifically or uniquely structured to protect against deflation.  The fund does not, however, have a principal strategy of investing in securities uniquely structured to protect against deflation.  Therefore, and consistent with Instruction 3 to Item 9, no change has been made in response to this comment.

U.S. Securities and Exchange
Commission
May 26, 2010

62.	Comment: With respect to the third bullet of the Principal Risks section, please include the risks related to junk bonds as a separate risk.

Response:                     Accepted.

63.	Comment: With respect to the sixth bullet of the Principal Risks section, please include additional disclosure regarding the specific risks associated with investments in emerging markets.

Response:                     Accepted.

64.	Comment: Please include liquidity risk as a separate risk in the Principal Risks section.

Response:                     Accepted.

Fund Summary – SC Goldman Sachs Short Duration Fund

65.
Comment:                      Please reconcile why there is an Acquired Fund Fees and Expenses line item in the fund’s expense table but there is no disclosure in the Key Investments and Strategies section or the Principal Risks section regarding investing in other funds.

Response:                     Accepted.  The 1 basis point de minimis threshold was exceeded in 2009 and thus the “Acquired Fund Fees and Expenses” line item is included in the expense table due to the investment in one or more cash sweep funds of cash (including to a significant extent, cash resulting from a large volume of purchases of fund shares during 2009) pending investment of such cash consistent with the fund’s strategy.  The fund’s subadviser does not consider this to have been a principal strategy.

66.	Comment: In the Key Investments and Strategies section, please identify who determines that unrated bonds are of equivalent quality.

Response:                     Accepted.  The relevant portion of the sentence now reads “…comparable credit quality, as determined by the fund’s subadviser, Goldman Sachs Asset Management, L.P.).”

67.
Comment:                      Please reconcile the disclosure regarding the subadviser’s expectation to track the duration of the Merrill Lynch 1-3 Year Treasury Index with the expansive language on maturity, which each appear in the first sentence of the second paragraph of the Key Investments and Strategies section.

Response:                     Accepted.  The language now makes clear that the broader maturity language applies to individual securities that might be held by the fund.

U.S. Securities and Exchange
Commission
May 26, 2010

68.
Comment:                      In the Key Investments and Strategies section, please provide a statement regarding the subadviser’s strategy with respect to allocating between: (i) domestic and foreign securities; (ii) direct investments and derivatives; and (iii) government backed and non-government backed instruments.

Response:                     The subadviser does not approach the investment process by envisioning the investable universe in these three binary allocation “buckets.”  Instead, the subadviser’s “top down” and “bottom up” investment processes drive the resulting allocations among various types of securities, including but not limited to, those identified in the comment.  In an effort to make this more clear the discussion of the “top down” and “bottom up” investment processes appearing in the bullets under “How Investments are Selected” has been enhanced.

69.
Comment:                      Please revise the second and third bullets of the How Investments Are Selected section for plain English.  If possible, please provide more specificity with respect to the fourth and fifth bullets of the same section.

Response:                     Accepted.

70.	Comment: In the Principal Risks section, please include disclosure regarding the risks related to ABS, MBS, foreign securities and ratings.

Response:                     Accepted.

Fund Summary – SC PIMCO High Yield Fund

71.	Comment: Please clarify in the second paragraph of the Key Investments and Strategies section whether securities rated Caa or below can be in default when purchased.

Response:                     Accepted.

72.
Comment:                      In the first sentence of the second to last paragraph of the Key Investments and Strategies section, please clarify whether investments in U.S. dollar denominated securities of foreign issuers are subject to a cap.

Response:                     Accepted.  The sentence now includes the phrase “without limit.”

73.
Comment:                      In the first sentence of the second to last paragraph of the Key Investments and Strategies section, please clarify whether foreign issuers are defined as issuers domiciled outside the U.S., issuers who receive more than 50% of their revenues from outside the U.S., or by some other metric.

Response:                     Accepted.

U.S. Securities and Exchange
Commission
May 26, 2010

74.	Comment: With respect to the last paragraph of the Key Investments and Strategies section, please include disclosure that provides context regarding buybacks and dollar rolls.

Response:                     Accepted.

75.
Comment:                      In the Key Investments and Strategies section, please provide a statement regarding the subadviser’s strategy with respect to allocating between:  (i) domestic and foreign securities (or provide a percentage limit on investments in foreign securities); and (ii) direct investments and derivatives.

Response:                     The Trust respectfully submits that the fund’s subadviser does not perceive the investable universe to be comprised of those or other binary allocation “buckets,” but instead selects investments as described in the bullets set forth under “How Investment are Selected,” and that allocation among the categories of investments referenced in the comment are simply the result of the processes described.  In an effort to make this more clear, the bullets have been revised.

76.	Comment: With respect to the second bullet of the How Investments Are Selected section, if the subadviser has a sector strategy, please identify the sector strategy.

Response:                     Please note that the referenced bullet has been deleted and the bulleted points revised based on input from the subadviser.  To the extent the subadviser has a sector strategy, it consists of evaluating core and high yield sectors, as now discussed in the preamble to the bulleted points.

77.	Comment: With respect to the third bullet of the How Investments Are Selected section, please rephrase the bullet in plain English.

Response:                     Accepted in part.  The disclosure concerning allocations to core and high yield sectors has been clarified by moving this discussion from its previous location to the preamble to the revised bulleted points, as it governs how the subadviser considers the strategies and instruments discussed in those points.

78.	Comment: With respect to the third bullet of the Principal Risks section, please include the risks related to junk bonds as a separate risk.

Response:                     Accepted.

79.
Comment:                      In the Principal Risks section, please include disclosure regarding the risks related to ratings, MBS, ABS, liquidity, and leverage.  With respect to MBS and ABS, there currently is risk disclosure regarding U.S. MBS and ABS, but there is no indication in the Key Investments and Strategies section that the fund may only invest in

U.S. Securities and Exchange
Commission
May 26, 2010

U.S. MBS and ABS.  If the fund may invest in MBS and ABS in other countries, please expand the risk disclosure.  Otherwise, please clarify in the Key Investments and Strategies section that the fund may only invest in U.S. MBS and ABS.  Please also include the word “subprime” in the Principal Risks section.

Response:                     Risk factors have been added with respect to ratings, MBS, ABS, liquidity and leverage.  Risks regarding foreign securities generally are already stated.  The risk factor for MBS specifically references subprime mortgage loans.  The Trust respectfully submits that, as the risk factors of MBS, ABS and foreign securities are set forth, there is no reason to then further combine risk factors already provided (e.g. foreign MBS).

80.
Comment:                      In the Principal Risks section, please consider whether it is appropriate to include disclosure regarding the risks related to preferred stocks, buybacks and dollar rolls.  With respect to buybacks and dollar rolls, please consider whether to include disclosure regarding increased transactions costs or other expenses.

Response:                     A risk factor has been added with respect to preferred stocks.  The Trust does not consider any separate risk factors necessary with respect to buybacks and dollar rolls.

Fund Summary – SC PIMCO Total Return Fund

81.
Comment:                      Please include disclosure in the Key Investments and Strategies section regarding short sales and short derivatives positions as there is disclosure in the Principal Risks section regarding these strategies.

Response:                     Accepted in part.  The Trust respectfully submits that both “long” and “short” derivatives positions are already encompassed in the two references to derivatives appearing in this section.  The separate risk factor for short positions is merely intended to highlight particular risks of short positions when the reference instruments appreciate.

82.	Comment: Please include disclosure in the Key Investments and Strategies section regarding leverage as there is disclosure in the Principal Risks section regarding this strategy.

Response:                     The risk disclosure has been clarified to explain that the “leverage” referenced therein may arise from the use of derivatives.  “Leverage” itself is not a principal strategy.

U.S. Securities and Exchange
Commission
May 26, 2010

83.
Comment:                      In the Principal Risks section, please consider whether it is appropriate to include disclosure regarding the risks related to preferred stocks, buybacks, dollar rolls and the fund’s sector weighting strategy.

Response:                     A risk factor has been added with respect to preferred stocks.  The Trust does not consider separate risk factors concerning buybacks, dollar rolls or sector weightings to be necessary, as the risks involved in each are already encompassed in the risk factors included in the prospectuses.

Fund Summary – Sun Capital Global Real Estate Fund

84.
Comment:                      Please either include disclosure in the Key Investments and Strategies section regarding a maximum percentage the fund may invest in foreign REITs or provide a statement regarding the subadviser’s strategy with respect to allocating between domestic and foreign REITs.

Response:                     As suggested by the term “global” in the fund’s name, the fund invests in both domestic and foreign issuers in the real estate industry.  The fund’s adviser selects such individual issuers based on the criteria set forth in the bullets under “How Investments are Selected.”  Allocations of the fund’s assets are the result of the application of these criteria already described, rather than from an allocation decision of the type suggested by the comment.  Accordingly, no change has been made in response to this comment.

85.	Comment: Please include disclosure in the Key Investments and Strategies section that the fund is non-diversified.

Response:                     Accepted.

86.	Comment: In the Key Investments and Strategies section please clarify whether REITs will be denominated in foreign currency or in U.S. dollars and, if appropriate, include corresponding risks.

Response:                     Accepted.

87.
Comment:                      In the Principal Risks section, the second bullet discusses currency issues whereas the third bullet discusses interest rates.  It is not clear that the risks related to interest rates apply to non-U.S. REIT securities.  Therefore, please consider whether another bullet should be added to the Principal Risks section that discusses the risks of the broader spread when currency and interest rates are combined in a foreign country.

Response:                     The Trust respectfully submits that currency risk and interest rate risk have already been addressed separately in the bulleted risk factors and that a risk factor

U.S. Securities and Exchange
Commission
May 26, 2010

that simply combines the two would not convey these concepts any more clearly to the investor.  Further, the confluence of interest rates and currency is not unique to global or international real estate funds, but is present in the risks of any fixed income fund and some equity funds having foreign currency exposure.

88.
Comment:                      The first sentence after the bullets in the Principal Risks section includes disclosure that many REITs are small capitalization companies.  Please include a capitalization range for small capitalization REITs.

Response:                     Accepted.  This disclosure, however, has been added to the “Principal Investments and Strategies” section.

89.
Comment:                      Instruction 2(c) to Item 4 provides that if a fund selects an index that is different from the index used in its average annual total returns table for the immediately preceding period, the fund should explain the change in the preamble to the fund’s performance section and provide both indices in the table.  Therefore, please delete the second paragraph below the returns table, and if the index change occurred in the immediately preceding period, revise the preamble accordingly.

Response:                     Accepted.  As the prior and current indices were both included in the table in the Fund’s May 1, 2009 prospectuses for the prior period (the change occurring May 1, 2008), the second paragraph has been eliminated and no other reference to the MSCI U.S. REIT Index has been added.

Investment Adviser and Subadvisers

90.	Comment: In the table summarizing the advisory fee rate schedules, please change “All” to “All Fund Net Assets” in order to clarify the idea being expressed in this column.

Response:                     The staff’s concern has been addressed by revising the caption to the relevant column to read “Daily Net Assets.”

91.
Comment:                      Please include disclosure in the preamble to the expense limit table that explains that because of exclusions (e.g., Acquired Funds Fee and Expenses), the total expenses of a fund may be higher than the limit.

Response:                     Accepted.

92.	Comment: In the preamble to the Unified Management Fee table, please change “brokerage expenses” to “brokerage commissions and spreads.”

Response:                     Accepted.

U.S. Securities and Exchange
Commission
May 26, 2010

93.	Comment: Please expand the disclosure of each portfolio manager’s business experience for the last five years.

Response:                     Accepted.  Additional information has been added to the “Positions during past five years” column for several portfolio managers.

Purchase, Redemption and Other Information

94.	Comment: Please specifically state that the net asset value (“NAV”) an investor receives is the NAV next determined after the investor places the order.

Response:                     Accepted.

95.
Comment:                      Since a fund may suspend redemptions for seven days but longer than seven days requires Commission approval, the sentence in the Buying and Redeeming Shares sub-section regarding suspending redemptions or postponing payments combines two ideas.  Please clarify this sentence.

Response:                     Accepted.  The relevant portion of the sentence now reads: “. . . for up to seven (7) days or, as permitted by federal securities laws, longer.”

96.	Comment: It appears that everything a contract owner would do is covered in the Automatic Transactions sub-section. Therefore, please clarify supplementally what the section is trying to distinguish.

Response:                     Accepted.  The section is intended to distinguish transactions not initiated by the contract owner and to explain what these might be and when they are effected.

97.
Comment:                      The first sentence of the second paragraph of the Valuation of Shares sub-section discusses fair value on a par with market value.  However, fair valuation is not explained as an extraordinary device until later in the paragraph.  Please consider changing the disclosure to note that normally a fund values its portfolio on the basis of market quotations and valuations provided by independent pricing services, but if the fund can’t value its portfolio using this method, then it uses fair value.

Response:                     Accepted.

Fund Details

98.
Comment:                      Please either change the heading “Fund Details” or change the font for the heading “Investments by Variable Product Separate Accounts in Shares of the Funds” to be the equivalent font and size as “Fund Details.”

U.S. Securities and Exchange
Commission
May 26, 2010

Response:                     Accepted.  The heading to this section has been changed from “Fund Details” to “Special Considerations for Variable Products Funds.”

Statement of Additional Information (“SAI”)

Front Cover

99.	Comment: In the incorporation by reference statement, please include that the prospectus is incorporated by reference into the SAI.

Response:                     The Trust respectfully submits that it is not aware of any requirement that the prospectus be incorporated by reference into the SAI.  Accordingly, no change has been made in response to this comment.

Investment Strategies and Risks

100.
Comment:                      In the first paragraph after the bullets, please consider, if it would be shorter than listing the funds that are included, using the construction “All of the funds (except…) will each provide written notice….”

Response:                     The Trust respectfully submits that the construction used is clearer for an investor seeking to identify strategies and risks applicable to his or her fund.

Securities in Which the Funds May Invest

101.	Comment: In the Lending of Securities sub-section, please either include disclosure regarding provisions for voting loaned securities or supplementally provide where the disclosure already appears.

Response:                     Accepted.  The requested disclosure has been added.

Investment Restrictions

102.
Comment:                      In the prospectuses, the last paragraph of the How Investments Are Selected section of the Fund Summary section for SC Ibbotson Balanced Fund, SC Ibbotson Growth Fund and SC Ibbotson Moderate Fund states that the fund invests primarily in affiliated underlying funds.  If a fund invests only in affiliated underlying funds, please include disclosure in the concentration policy in the Investment Restrictions section that for such fund the policy is applied by looking through to the industry holdings of the affiliated underlying funds.

Response:                     We are not aware of any published SEC or staff position requiring a fund of funds to apply its industry concentration policy on a look through basis to the portfolio holdings of either affiliated or unaffiliated underlying funds.  While the staff’s

U.S. Securities and Exchange
Commission
May 26, 2010

comment seems to assume that the person or persons managing the fund of funds’ portfolio know the holdings of the underlying funds with respect to the SC Ibbotson Fund, this is not the case.  While Sun Capital Advisers, Inc. (“SCA”) serves as adviser to the SC Ibbotson Funds and most (but not all) of the affiliated underlying funds:  (i) Ibbotson Associates, Inc. (“Ibbotson”), the subadviser to the SC Ibbotson Funds, is not given real time access to the  portfolio holdings of the underlying funds; and (ii) SCA, which does have real time access to portfolio holdings of most (but not all) of the affiliated underlying funds, does not seek to influence Ibbotson’s allocations among underlying funds.

Further, unless an underlying fund is itself concentrated and a fund of funds invests more than 25% of its assets in such a fund, it seems unlikely, purely as a mathematical matter that a fund of funds could be considered “concentrated” on such a look through basis.

In an effort to address the concern we presume is behind the staff’s comment, SCA has authorized us to represent to the staff that SCA will not knowingly cause an SC Ibbotson Fund to utilize underlying funds to achieve a concentrated industry exposure it could not achieve directly.

103.	Comment: With respect to the second fundamental restriction, please include disclosure that summarizes what is permitted by the Investment Company Act of 1940.

Response:                     A paragraph to this effect already appears below the list of fundamental restrictions.  Accordingly, no change has been made in response to this comment.

104.
Comment:                      With respect to the third fundamental restriction, please confirm supplementally whether items specified in (b) that are not specified in (a) are not allowed in (a) because they are not excepted.

Response:                     Restriction 3(b) was adopted several years after restriction 3(a) and coincident with the launch of the group of funds identified as adhering to restriction 3(b).  As such, restriction 3(b) incorporates new wording then typical in the industry for this restriction (e.g., to reference specific examples of excluded debt obligations).  No inference should be drawn that the use of an illustrative example in the later restriction results in one restriction being narrower than the other.

105.	Comment: Please provide supplementally the meaning of the seventh fundamental restriction given the existence of restrictions 8(a) and (b).

Response:                     Restriction 7 was contained in the Trust’s original registration statement filed October 15, 1998 and is intended to comply with Sections 8(b)(1)(A) and 13(a)(1) of the Investment Company Act of 1940, as amended.  The addition of subsequent funds to the Trust warranted:  (i) noting the specific funds to which this restriction would not

U.S. Securities and Exchange
Commission
May 26, 2010

apply; and (ii) the adoption of specific variations of diversification restrictions for different diversified funds.

Portfolio Holdings

106.	Comment: If applicable, please add the printer and an outside EDGAR service provider to the list of service providers that receive portfolio holdings information.

Response:                     Accepted.

Portfolio Managers

107.
Comment:                      Please include tailored disclosure regarding conflicts of interest and compensation for each portfolio manager.  For conflicts of interest, please include disclosure regarding the conflicts each portfolio manager actually has based on the registered investment companies, other pooled investment vehicles and other accounts disclosed in response to Item 20(a) of Form N-1A.  For compensation, please include compensation information specific to each portfolio manager.

Response:                     The Trust respectfully submits that it has complied with the requirements of Item 20(a) of Form N-1A.  Therefore, no changes have been made in response to this comment.

U.S. Securities and Exchange
Commission
May 26, 2010

108.
Comment:  In accordance with Items 4 and 9 of Form N-1A and related instructions, please modify the disclosure contained in each of the fund summaries and in the section captioned “More About the Funds’ Investments” so that:  (i) the summaries contain only a summary of how each fund intends to achieve its investment objectives and a summary of the related principal risks; and (ii) the section captioned “More about the Funds’ Investments” expands upon each of the individual disclosures made in the summary on a one to one basis.

Response:  The Trust respectfully submits that both the content and location of the disclosure in the prospectuses are consistent with Items 4 and 9 and related instructions.  The Trust also submits that the approach taken is consistent with the range of approaches taken by other multi-fund prospectuses in use in the industry.  A number of fund groups have included in the “back” of their prospectuses (i.e. under Item 9) all of the narrative disclosure provided in response to previous Form N-1A Item 4 and have merely duplicated a few sentences from this Item 9 disclosure in the new Item 4 summary section.  Other fund families, such as the Trust, have retained more disclosure in Item 4 and relied on Item 9 to supply further detail.  Consistent with general instruction 3(c)(i) encouraging the use of tables and side by side comparisons when presenting disclosure for multiple funds, the table introducing the section captioned “More about the Funds’ Investments” efficiently and effectively identifies for the reader which types of investments and strategies introduced in the summaries may be used by which funds, and permits the reader then to reference conveniently the more expansive Item 9 disclosure about the relevant investment or strategy that follows.  Further, general instruction 3(a) expressly states that information included in response to Items 2 through 8 need not be repeated elsewhere (e.g., in Item 9 - “More about the Funds’ Investments”).

As a result of the Trust’s approach, responses to accepted comments described herein as requesting additional “disclosure responding to Item 9” with respect to language appearing in the summary section have been made unless the language had first appeared in the summary section.

*****

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange
Commission
May 26, 2010

If you have any questions or comments, please contact me at (617) 728-7167.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey

cc:        Rebecca Marquigny, Esq. (SEC Division of Investment Management)
Maura A. Murphy, Esq.